Exhibit j 1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of MainStay Funds Trust:

We consent to the references to our firm under the headings “Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information in this Registration Statement of the MainStay MacKay Intermediate Tax Free Bond Fund.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2019